Exhibit 1

MEDIA

RELEASE

10 FEBRUARY 2014

RETIREMENT OF DEPUTY CHAIRMAN JOHN CURTIS

Westpac Chairman Lindsay Maxsted today announced that the Deputy Chairman, John Curtis, has decided to retire from the Board on 25 April 2014.

Mr. Curtis has played a key role in the development of the Westpac Group as it is today, first as a Board member and Chairman of St. George Bank Limited and, more recently, in his roles as Westpac’s Deputy Chairman and the Chairman of the Board Remuneration Committee.

Mr. Maxsted thanked Mr. Curtis for his extensive contribution to the Westpac Board.

Mr. Maxsted said: “John has played an important role in key strategic initiatives during his tenure including the smooth transition through the St. George merger, guiding the Westpac Group through the global financial crisis, and helping build a strong portfolio of brands.

John’s broad experience across many sectors of Australian business, his astute commercial acumen and deep understanding of the financial services industry have been invaluable over the past six years and we will miss him greatly.”

Mr. Curtis said: “I leave knowing that the Westpac/St.George merger has been an outstanding success. It has brought substantial benefits to all shareholders and customers of the former Westpac and St. George banks, and provided excellent opportunities for employees to be part of the larger and stronger Westpac Group. I would particularly like to acknowledge and thank the Managing Director and CEO of the Group, Mrs. Gail Kelly, for her outstanding leadership and courage together with her first class management team for their hard work in achieving these outcomes.

In addition, I would like to thank both my former and current Chairmen at Westpac, Ted Evans and Lindsay Maxsted, for their support. It has been a privilege to represent shareholders on the Westpac Board and to work with my director colleagues. I am confident that Westpac will sustain and build on its standing as a leading bank and widely respected organisation.”

ENDS

For Further Information Samantha Stevens Westpac Media Relations TEL 02 8219 8512 MOB 0400693915